26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	Steve Lin To Call Writer Directly +8610 5737 9315 steve.lin@kirkland.com

VIA EDGAR

November 30, 2020

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549
Attn: Sherry Haywood / Erin Purnell

Re:                           Poema Global Holdings Corp.
Draft Registration Statement on Form S-1
Submitted October 20, 2020

Dear Ms. Haywood and Ms. Purnell,

On behalf of Poema Global Holdings Corp. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 16, 2020, regarding the Company’s Draft Registration Statement (the “Registration Statement”) submitted on October 20, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Revised Registration Statement on Form S-1 (the “Revised Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form S-1

Our warrant agreement will designate the courts of the State of New York or the United States District Court, page 64

1.                            You disclose that your warrant agreement will include an exclusive forum provision which will apply to Securities Act claims. Please revise your disclosure to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to

PARTNERS:   Pierre-Luc Arsenault3 | Manas Chandrashekar6 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Karen K.Y. Ho | Damian C. Jacobs6 | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan9 | Nicholas A. Norris6 | Paul S. Quinn | Michael D. Rackham6 | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS:   Michelle Cheh8 | Daniel Dusek3 | James A. Hill6 | David M. Irvine6 | Benjamin W. James4 | Cori A. Lable2 | Wei Yang Lim6 | Xiaoxi Lin3 | Yazhe Liu3 | Daniel A. Margulies6 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | David Zhang3

ADMITTED IN:   1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; 7 Singapore; 8 Victoria (Australia); 9 New South Wales (Australia); # non-resident

Beijing Boston Chicago Dallas Houston London Los Angeles Munich New York Palo Alto Paris San Francisco Shanghai Washington, D.C.

enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In response to the Staff’s comments, the Company has revised the disclosure on page 66 of the Revised Draft Registration Statement.

Signatures, page II-5

2.                            Please add the signature of your authorized representative in the United States.

In response to the Staff’s comments, the Company has revised the disclosure on page II-6 of the Revised Draft Registration Statement.

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We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact me at steve.lin@kirkland.com, or by telephone at +8610 5737 9315, or Christian Nagler at christian.nagler@kirkland.com, or by telephone at +1 212 446 4900.

Sincerely,

/s/ Steve Lin

cc:                                Homer Sun, Chief Executive Officer and Director